77D.     Policies With Respect to Security Investment

         On August 20, 2004, the Board of Trustees authorized a change to the name and investment goals and strategies of the Enhanced 30 Fund. Effective September 27, 2004, the Fund was renamed the "Large Cap Core Equity Fund" and changed its investment goals to seek long-term capital appreciation as a primary goal and income as a secondary goal. The Fund also changed its principal investment strategy to invest primarily (at least 80% of its total assets) in common stocks of large cap companies.